SEC
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FEB 29 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/11_____ AND ENDING _____12/31/11_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Souza Barros Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1221 Brickell Avenue, Suite #1120
                              (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raiko Bikelis   305-967-7900
                                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
                              (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its ~~possessions~~

‖‖‖‖‖‖‖‖‖‖‖
12014834



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, ___Raiko Bikelis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Souza Barros Securities, Inc._____, as of _____December 31, 2011____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

(Signature)

___PRESIDENT & CEO_____
(Title)

State of Florida)
§
County of Dade)
On this day of 24 of February in the year 2012 before me, _Amanda Jimenez_
a notary public, personally appeared, RAIKO BIKELIS, DL# B242-720-73-126-0
proved on the basis of satisfactory evidence to be the person(s) whose name(s) (is/are) subscribed to
this instrument, and acknowledged (he/she/they) executed the same.
Witness my hand and official seal.

(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

SOUZA BARROS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011







KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Souza Barros Securities, Inc.

We have audited the accompanying statement of financial condition of Souza Barros Securities, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Souza Barros Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
February 9, 2012



SOUZA BARROS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 5)	$	300,466
RECEIVABLE FROM BROKER (NOTE 5)		17,365
DEPOSIT AT BROKER (NOTE 5)		250,000
RESTRICTED CERTIFICATE OF DEPOSIT (NOTE 4)		28,936
OTHER ASSETS (NOTE 6)		74,449
PROPERTY AND EQUIPMENT, NET (NOTE 3)		36,434
	$	707,650

LIABILITIES AND DEFICIENCY IN ASSETS

LIABILITIES		
Accounts payable and accrued liabilities	$	195,017
SUBORDINATED LOAN (NOTE 6)		1,000,000
COMMITMENTS (NOTE 4)		
DEFICIENCY IN ASSETS	(	487,367)
	$	707,650

SOUZA BARROS SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Souza Barros Securities, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company is a wholly owned subsidiary of The Giant Holding International, Ltd. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception in 2008 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $25,000 or 6 2/3% of "Aggregate Indebtedness", as defined.   At December 31, 2011 the Company's Net Capital was $372,814 which exceeded the requirements by $347,814.   The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.52 to 1 at December 31, 2011.

NOTE 3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consisted of the following:

Furniture and fixtures	$	30,204
Office equipment		55,342
		85,546
Less: accumulated depreciation	(	49,112)
	$	36,434

NOTE 4.   COMMITMENTS

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in September 2013. In addition, the Company also leases office equipment and a software license under various non-cancelable operating leases.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2011 are as follows:

2012	$	116,000
2013		97,000
	$	213,000

Letter of Credit with Bank

At December 31, 2011, the Company maintained a $28,936 irrevocable standby letter of credit issued in favor of the lessor holding the Company's office facility lease.   The letter of credit expires in September 2012, with automatic one year renewals thereafter. As collateral for the letter of credit, the Company maintains a certificate of deposit in the amount of $28,936.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. The underlying agreement expires in July 2016 and provides for early termination fees ranging from $500,000 to $1,000,000. At December 31, 2011, $160,389 of cash and cash equivalents, $17,365 receivable from broker, and the $250,000 deposit at broker as reflected in the accompanying statement of financial condition, are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In connection with margin activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. RELATED PARTY TRANSACTIONS

Transactions with Affiliate

In the normal course of business, the Company engages in securities transactions with a company that is affiliated through common ownership. As of December 31, 2011, approximately $26,000 is due from the affiliated company for commissions earned. This amount is included in other assets in the accompanying statement of financial condition.

Subordinated Loan

On June 1, 2010, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,000,000, the interest rate is 1.4 percent per annum, accrued monthly, and the principal is payable on the maturity date, June 1, 2020. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to the claims of general creditors.

NOTE 6. RELATED PARTY TRANSACTIONS (Continued)

Contributions

During the year ended December 31, 2011, the Parent made capital contributions totaling $400,000. In February 2012, the Parent made an additional contribution of $1,300,000.

NOTE 7. INCOME TAXES

At December 31, 2011, the Company has a deferred tax asset of approximately $1,330,000 relating to its net operating loss carryforward and temporary differences in the tax and book basis of capitalized assets, principally start up expenses deferred and amortized for income tax purposes. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2011, the Company has a net operating loss carryforward of approximately $2,745,000. The net operating loss carryforward, if not used, begins expiring in 2029.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company matches 50% of employee deferrals up to 4% of annual compensation.



KAUFMAN
ROSSIN&
CO. PROFESSIONAL
ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

 


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